UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Entry into Share Purchase Agreement

On September 25, 2025, Pop Culture Group Co., Ltd (the “Company”) entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 5,000,000 Class A ordinary shares of a par value of US$0.01 each (the “Class A Ordinary Shares”) to the Investors at a purchase price of US$1.20 per share, in a registered direct offering of $6 million of its securities (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-266130) (the “Registration Statement”), which was declared effective on November 18, 2022 by the U.S. Securities and Exchange Commission (the “Commission”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 29, 2025. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

The closing of the Offering occurred on September 29, 2025, raising gross proceeds of $6 million before deducting offering fees and expenses.

The Company also entered into a Placement Agency Agreement dated as of September 26, 2025 (the “PAA”) with FT Global Capital, Inc. as an exclusive best efforts placement agent in connection with the Offering (“FT Global”). Pursuant to the terms of the PAA, the Company agreed to pay FT Global a cash transaction fee equal to 7.5% of the gross proceeds of the Offering, and reimburse FT Global’s out-of-pocket expenses, including, for its travel and due diligence expenses in the amount of up to $30,000 and for its legal expense up to $70,000.

In connection with this offering, each of the Company’s executive officers, directors, and 5% shareholders, has agreed, subject to certain exceptions set forth in the lock-up agreements, without the prior written consent of the Placement Agent, they will not, during the period commencing on the date of the final prospectus (the “Prospectus”) relating to the Offering and ending 90 days thereafter (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares, any securities convertible into or exercisable or exchangeable for Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities

The foregoing summaries of the Purchase Agreements and PAA do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1 and 10.2, respectively to this Current Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares, nor shall there be any sale of Class A Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Company issued a press release regarding the pricing of the Offering, which is filed as Exhibit 99.1.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-266130), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits Index

Exhibit No.	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Form of Purchase Agreements
10.2	Placement Agency Agreement dated September 26, 2025
99.1	Press release dated September 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 29, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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